UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16

OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated May 28, 2021

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-240163), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CAPITALIZATION AND INDEBTEDNESS

The following table sets out our called up share capital and the borrowings and indebtedness of Vodafone Group Plc, its consolidated subsidiaries and share of joint ventures, referred to as the “Group”, at March 31, 2021.

At March 31,
2021
€
(in millions)
Borrowings and Indebtedness
Short-term borrowings	8,488
Short-term derivative financial instruments*	91
Total short-term borrowings	8,579

Long-term borrowings	59,272
Long-term derivative financial instruments*	3,919
Total long-term borrowings	63,191

Total borrowings and indebtedness	71,770

Capital
Called up share capital (28,816,835,778 ordinary shares allotted, issued and fully paid)	4,797
Treasury shares held (592,642,309 shares)	(6,172)
Additional paid-in capital	150,812
Accumulated losses	(121,587)
Accumulated other comprehensive income	27,954
Total non-controlling interests	2,012

Total equity and shareholders’ funds	57,816

Total Capitalization and Indebtedness	129,586

* Certain mark to market adjustments on financing instruments are included within derivative financial instruments, a component of trade and other payables

(1)	At March 31, 2021, the Group had contingent indebtedness relating to outstanding guarantees, performance bonds and other contingent indebtedness items totaling €2,728 million. This primarily includes Vodafone Group Plc’s US$1.8 billion (€1.5 billion) guarantee of the Group’s 50% share of a US$3.5 billion loan, which forms part of the Group’s overall joint venture investment in TPG Telecom Ltd, and INR42.5 billion (€0.5 billion) in relation to the secondary pledge over shares owned by Vodafone Group in Indus Towers Ltd.

(2)	At March 31, 2021, the Group had cash and cash equivalents of €5,821 million, short-term investments of €4,007 million, cash collateral of €3,107 million and €3,151 million of mark to market adjustments on financing instruments recorded in trade and other receivables, resulting in total net borrowings and indebtedness of €55,684 million.

(3)	The share buyback program announced on March 19, 2021 to repurchase 256,822,895 ordinary shares completed on May 18, 2021 (52,682 shares purchased at March 31, 2021). A further share buyback program was announced on May 19, 2021 to repurchase up to 268,237,246 ordinary shares (up to €340 million) of which 39,950,225 shares have been repurchased at the date of this filing.

(4)	Other than the share buyback mentioned in footnote 3 above and changes due to movements in foreign exchange rates and the financial performance for the period to date, there has been no material change in the capitalization and indebtedness of the Group since March 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated May 28, 2021	By:	/s/ Jamie Stead
Name: Jamie Stead
Title: Group Treasury Director